Exhibit 11.   Earnings Per Share

The calculation of average shares outstanding for the purpose of computing earnings per share ("EPS") is shown below. In this calculation, pursuant to the provisions of Statement of Position 93-6, shares owned by the Corporation's Employee Stock Ownership Plan are not considered as outstanding for purposes of computing outstanding shares.

The calculation below, commonly referred to as the treasury stock method of computing fully diluted earnings per share, assumes that all unexercised stock options at the end of the period are exercised at the exercise price. The proceeds from such exercise are then used to repurchase shares at the closing price of the stock at year end.


Average shares outstanding during the twelve
  months ended December 31, 1996, net of
  average unallocated ESOP shares...........      1,220,361

Add:  average stock options exercised.......         79,785

Less:  shares repurchased with funds from
  exercise of options; $797,850 received
  from option exercise ($21.25 per share
  closing bid price)........................        (37,545)
                                                  ---------

Shares outstanding for EPS calculations.....      1,262,601
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Fully diluted earnings per share............          $0.98
                                                  =========